Exhibit 12.1
     The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated:
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(In Thousands)

						Nine Months
	Years Ended					Ended
	2000	2001	2002	2003	2004	October 1, 2005
Pre-tax income (loss) from continuing operations	$74.1	$(565.2)	$(260.2)	$102.4	$(183.7)	$(26.4)

Fixed charges:
Interest expense	13.7	25.1	26.6	30.2	31.8	27.2
Interest included in rental payments(1)	4.2	9.1	8.5	10.1	10.5	7.2

Total fixed charges	$17.9	$34.2	$35.1	$40.3	$42.3	$34.4

Pre-tax income (loss) from continuing operations plus fixed charges	$92.0	$(531.0)	$(225.1)	$142.7	$(141.4)	$8.0

Ratio of earnings to fixed charges	5.1	— (2)	— (3)	3.5	— (4)	—	(5)

(1)	Represents appropriate portion (1/3) of rentals.

(2)	Due to the Company’s loss in 2001, the ratio coverage was less than 1:1. The Company must generate additional earnings of $565.2 million to achieve a coverage of 1:1.

(3)	Due to the Company’s loss in 2002, the ratio coverage was less than 1:1. The Company must generate additional earnings of $260.2 million to achieve a coverage of 1:1.

(4)	Due to the Company’s loss in 2004, the ratio coverage was less than 1:1. The Company must generate additional earnings of $183.7 million to achieve a coverage of 1:1.
(5)	Due to the Company’s loss in 2004, the ratio coverage was less than 1:1. The Company must generate additional earnings of $26.4 million to achieve a coverage of 1:1.